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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                             ALAMOSA HOLDINGS, INC.
          -------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   011589 10 8
          -------------------------------------------------------------
                                 (CUSIP Number)

                                  C. JEDSON NAU
                               100 CRESCENT COURT,
                                   SUITE 1700
                               DALLAS, TEXAS 75201
                                 (214) 756-6100
                              (214) 756-6212 (FAX)
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 14, 2001
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                        Page 2 of 14 Pages
-----------------------------                            -----------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
      1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

              Caroline Hunt Trust Estate
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
             SEC USE ONLY
      3
--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                OO
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5      TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Texas
--------------------------------------------------------------------------------
            NUMBER OF           7   SOLE VOTING POWER          7,405,506
             SHARES
          BENEFICIALLY          ------------------------------------------------
            OWNED BY            8   SHARED VOTING POWER          803,974
              EACH
           REPORTING            ------------------------------------------------
             PERSON             9   SOLE DISPOSITIVE POWER     7,405,506
              WITH
                                ------------------------------------------------
                                10  SHARED DISPOSITIVE POWER     803,974
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11
                     8,209,480*
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      12     SHARES                                                         [X]
--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13
                     8.93%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON

                     OO
--------------------------------------------------------------------------------

* Represents no net change in the number of shares Caroline Hunt Trust Estate and a subsidiary originally held in Alamosa PCS Holdings, Inc., a predecessor by merger of this issuer, in April 2000.

-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                        Page 3 of 14 Pages
-----------------------------                            -----------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
      1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

              The Rosewood Corporation
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
             SEC USE ONLY
      3
--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                OO
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5      TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Texas
--------------------------------------------------------------------------------
            NUMBER OF           7   SOLE VOTING POWER                  0
             SHARES
          BENEFICIALLY          ------------------------------------------------
            OWNED BY            8   SHARED VOTING POWER          803,974
              EACH
           REPORTING            ------------------------------------------------
             PERSON             9   SOLE DISPOSITIVE POWER             0
              WITH
                                ------------------------------------------------
                                10  SHARED DISPOSITIVE POWER     803,974
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11
                    803,974
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      12     SHARES                                                         [X]
--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13
                     0.87%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON

                     CO
--------------------------------------------------------------------------------

-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                        Page 4 of 14 Pages
-----------------------------                            -----------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
      1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

              Rosewood Financial, Inc.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
             SEC USE ONLY
      3
--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                OO
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5      TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Delaware
--------------------------------------------------------------------------------
            NUMBER OF           7   SOLE VOTING POWER                  0
             SHARES
          BENEFICIALLY          ------------------------------------------------
            OWNED BY            8   SHARED VOTING POWER          803,974
              EACH
           REPORTING            ------------------------------------------------
             PERSON             9   SOLE DISPOSITIVE POWER             0
              WITH
                                ------------------------------------------------
                                10  SHARED DISPOSITIVE POWER     803,974
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11
                    803,974
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      12     SHARES                                                         [X]
--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13
                     0.87%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON

                     CO
--------------------------------------------------------------------------------

-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                        Page 5 of 14 Pages
-----------------------------                            -----------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
      1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

              Rosewood Management Corporation
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
             SEC USE ONLY
      3
--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                OO
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5      TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Delaware
--------------------------------------------------------------------------------
            NUMBER OF           7   SOLE VOTING POWER                  0
             SHARES
          BENEFICIALLY          ------------------------------------------------
            OWNED BY            8   SHARED VOTING POWER          592,386
              EACH
           REPORTING            ------------------------------------------------
             PERSON             9   SOLE DISPOSITIVE POWER             0
              WITH
                                ------------------------------------------------
                                10  SHARED DISPOSITIVE POWER     592,386
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11
                    592,386
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      12     SHARES                                                         [X]
--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13
                     0.64%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON

                     CO
--------------------------------------------------------------------------------

-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                        Page 6 of 14 Pages
-----------------------------                            -----------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
      1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

              Fortress Venture Capital II, L.P.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
             SEC USE ONLY
      3
--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                OO
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5      TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Texas
--------------------------------------------------------------------------------
            NUMBER OF           7   SOLE VOTING POWER                  0
             SHARES
          BENEFICIALLY          ------------------------------------------------
            OWNED BY            8   SHARED VOTING POWER          592,386
              EACH
           REPORTING            ------------------------------------------------
             PERSON             9   SOLE DISPOSITIVE POWER             0
              WITH
                                ------------------------------------------------
                                10  SHARED DISPOSITIVE POWER     592,386
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11
                    592,386
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      12     SHARES                                                         [X]
--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13
                     0.64%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON

                     PN
--------------------------------------------------------------------------------

-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                        Page 7 of 14 Pages
-----------------------------                            -----------------------



         This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends and restates in its entirety the Schedule 13D filed by Caroline Hunt Trust Estate, The Rosewood Corporation, Rosewood Financial, Inc. and Don W. Crisp by furnishing the information set forth below.

ITEM 1.           SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock") of Alamosa Holdings, Inc., a Delaware corporation ("Alamosa"). The principal executive offices of Alamosa are located at 5225 S. Loop 289, Lubbock, Texas 79424.

ITEM 2.           IDENTITY AND BACKGROUND

         This statement is filed by (i) Caroline Hunt Trust Estate ("CHTE"),
(ii) The Rosewood Corporation ("Rosewood"), (iii) Rosewood Financial, Inc. ("Financial"), (iv) Fortress Venture Capital II, L.P. ("Fortress"), and (v) Rosewood Management Corporation ("Management" and together with CHTE, Rosewood, Financial, and Fortress, the "Reporting Persons"). Rosewood is a wholly-owned subsidiary of CHTE and Financial is an indirect wholly-owned subsidiary of CHTE and Rosewood. Management is a wholly-owned subsidiary of Rosewood and serves as the General Partner of Fortress. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         CHTE is a Texas trust. The principal activities of CHTE are to invest in closely held stock, other securities and ranching. Rosewood is a Texas corporation. The principal business activity of Rosewood is to act as a holding company. Financial is a Delaware corporation. The principal business activities of Financial are investing in securities for its own account. Management is a Delaware corporation. The principal business activity of Management is management and support services. Fortress is a Texas limited partnership. The principal business activity of Fortress is pursuing various investment opportunities. The limited partners of Fortress are members of the Caroline Hunt family or trusts for their benefit. The principal business and office address of each of the Reporting Persons is 100 Crescent Court, Suite 1700, Dallas, Texas 75201.

         The name, business address and present principal occupation or employment of the trustee and advisory board members of CHTE and each executive officer and director of Rosewood, Financial and Management are set forth on Attachment A hereto. To the knowledge of the Reporting Persons, all persons listed on Attachment A are United States citizens.

         During the last five years, no Reporting Persons, nor, to the best of their knowledge, any of the trustee or advisory board members of CHTE or executive officers or directors of Rosewood, Financial or Management have been
(1) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                        Page 8 of 14 Pages
-----------------------------                            -----------------------


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 14, 2001, CHTE acquired 7,405,506 shares of Common Stock of Alamosa, Financial acquired 803,974 shares of Common Stock of Alamosa and Fortress acquired 592,386 shares of Common Stock of Alamosa as a result of a merger of Alamosa PCS Holdings, Inc., a Delaware corporation ("Old Alamosa"), with Alamosa. The Reporting Persons' shares of Old Alamosa common stock were exchanged for shares of Common Stock of Alamosa (the "Merger Shares") at the ratio of 1:1. As a result, the Reporting Persons hold the same number of shares in Alamosa as they held in Old Alamosa in April 2000 and prior to the merger.

ITEM 4.           PURPOSE OF THE TRANSACTION

         As stated in Item 3 above, the Reporting Persons acquired the Merger Shares as a result of the merger.

         Depending on market conditions and other factors, the Reporting Persons and the persons listed on Attachment A may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons and the persons listed on Attachment A also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise. None of the Reporting Persons nor, to their knowledge, any of the persons listed on Attachment A have any plans or proposals which relate to or would result in any action specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         The responses of the Reporting Persons to Items 7, 8, 9, 10, 11 and 13 on the cover pages of this statement and Attachment A relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Reporting Persons indicating group status beneficially own 8,801,866 shares or 9.57% of the outstanding Common Stock of Alamosa in the aggregate. The Reporting Persons indicating group status or shared voting power herein have done so by reason of their parent/subsidiary relationships only, and have no agreement, arrangement or understanding with regard to shares of Common Stock. CHTE, Rosewood and Financial disclaim beneficial ownership of any shares held by Management or Fortress, and Management and Fortress disclaim beneficial ownership of any shares held by CHTE, Rosewood or Financial.

         Except as set forth in Item 3 above and Attachment A hereto, no Reporting Person nor, to their knowledge, any person identified on Attachment A, has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as disclosed above, no Reporting Person nor, to their knowledge, any of the persons listed on Attachment A, is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                        Page 9 of 14 Pages
-----------------------------                            -----------------------


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated April 12, 2001, entered into by and between CHTE, Rosewood, Financial, Fortress, and Management.


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 12, 2001



                                  CAROLINE HUNT TRUST ESTATE

                                  By:    /s/ DON W. CRISP
                                        ----------------------------------------
                                        Don W. Crisp, Trustee

                                  THE ROSEWOOD CORPORATION

                                  By:    /s/ C. JEDSON NAU
                                        ----------------------------------------
                                        C. Jedson Nau, Senior Vice President

                                  ROSEWOOD FINANCIAL, INC.

                                  By:    /s/ C. JEDSON NAU
                                        ----------------------------------------
                                        C. Jedson Nau, Senior Vice President

                                  FORTRESS VENTURE CAPITAL II, L.P.

                                  By:    ROSEWOOD MANAGEMENT
                                         CORPORATION, its General Partner

                                  By:    /s/ C. JEDSON NAU
                                        ----------------------------------------
                                        C. Jedson Nau, Senior Vice
                                        President

                                  ROSEWOOD MANAGEMENT
                                  CORPORATION

                                  By:    /s/ C. JEDSON NAU
                                        ----------------------------------------
                                        C. Jedson Nau, Senior Vice President

-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                       Page 10 of 14 Pages
-----------------------------                            -----------------------


                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                              DESCRIPTION
-------                             -----------
Exhibit 1              Joint Filing Agreement, dated as of April 12, 2001
                       entered into by and between Caroline Hunt Trust
                       Estate, Rosewood Financial, Inc., The Rosewood
                       Corporation, Fortress Venture Capital II, L.P. and
                       Rosewood Management Corporation.


-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                       Page 11 of 14 Pages
-----------------------------                            -----------------------


                                  ATTACHMENT A

                    THE TRUSTEE AND ADVISORY BOARD MEMBERS OF
            CAROLINE HUNT TRUST ESTATE ("CHTE") AND THE DIRECTORS AND
                 EXECUTIVE OFFICERS OF CERTAIN CHTE SUBSIDIARIES



                                                                      AMOUNT
                                                                        OF                     PRICE
                           PRESENT BUSINESS   PRESENT PRINCIPAL     SECURITIES        DATE      PER          TYPE OF
    NAME AND POSITION          ADDRESS            OCCUPATION            (1)         ACQUIRED   SHARE       TRANSACTION      PLEDGED
    -----------------          -------            ----------            ---         --------   -----       -----------      -------
Schuyler B.             100 Crescent         President of          28,000         2/14/01    $17.00      Director        No
Marshall, President     Court, Suite 1700    Rosewood                                        (2)         options (3)
of  Rosewood and        Dallas, Texas                              110,500        2/14/01    (2)         (2)
director and            75201
executive officer of                                               500            2/14/01    (2)         (2) as trustee
Financial and
Management

Susan L. Fish,          100 Crescent         Senior vice                                                                 No
Senior vice president   Court, Suite 1700    president and         25,183         2/14/01    (2)         (2)
and chief financial     Dallas, Texas        chief financial
officer of Rosewood     75201                officer of
and director and                             Rosewood
executive officer of
Financial

C. Jedson Nau,          100 Crescent         Senior vice                                                                 No
Senior vice president   Court, Suite 1700    president and         10,000         2/14/01    (2)         (2)
and general counsel     Dallas, Texas        general counsel
of Rosewood and         75201                of Rosewood
executive officer of
Financial and
Management

Stephen H. Sands,       100 Crescent         Director of                                                                 No
Director of Rosewood    Court, Suite 1700    Rosewood              49,365         2/14/01    (2)         (2)
and Management          Dallas, Texas                              4500           2/14/01    (2)         (2) as
                        75201                                                                            trustee

Laurie Sands            100 Crescent         Director of                                                                 No
Harrison, Director of   Court, Suite 1700    Rosewood              98,731         2/14/01    (2)         (2)
Rosewood and            Dallas, Texas                              4500           2/14/01    (2)         (2) as
Management              75201                                                                            trustee

David K. Sands,         100 Crescent         Director of                                                                 No
Director of Rosewood    Court, Suite 1700    Rosewood              103,731        2/14/01    (2)         (2)
and Management          Dallas, Texas                              1500           2/14/01    (2)         (2) as
                        75201                                                                            trustee

-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                       Page 12 of 14 Pages
-----------------------------                            -----------------------



                                                                      AMOUNT
                                                                        OF                     PRICE
                           PRESENT BUSINESS   PRESENT PRINCIPAL     SECURITIES        DATE      PER          TYPE OF
    NAME AND POSITION          ADDRESS            OCCUPATION            (1)         ACQUIRED   SHARE       TRANSACTION      PLEDGED
    -----------------          -------            ----------            ---         --------   -----       -----------      -------
J. B. Sands, Director   100 Crescent            Director of                                                                    No
of Rosewood and         Court, Suite 1700       Rosewood              (4)            (4)           (4)         (4)
Management              Dallas, Texas                                 9000           2/14/01       (2)         (2) as
                        75201                                                                                  trustee

Patrick B. Sands,       100 Crescent            Director of                                                                    No
Director of Rosewood    Court, Suite 1700       Rosewood              174,279        2/14/01       (2)         (2)
and Management          Dallas, Texas                                 3000           2/14/01       (2)         (2) as
                        75201                                                                                  trustee

John M. Dziminski,      100 Crescent            President of          14,810         2/14/01       (2)         (2)             Yes
Senior vice president   Court, Suite 1700       Management
of Rosewood and         Dallas, Texas
executive officer and   75201
director of
Management

Tom Hunt, member        5000                    Chairman of the       (4)            (4)           (4)         (4)             No
of the advisory board   Thanksgiving            Board and
of CHTE                 Tower                   director of Hunt
                        Dallas, Texas           Petroleum
                        75201                   Corporation and
                                                the management
                                                of personal and
                                                family interests

Charles P.              16475 Dallas            Management of         (4)            (4)           (4)         (4)             No
Summerall, member       Parkway                 personal and
of the advisory board   Dallas, Texas           family interests
of CHTE                 75252

Don W. Crisp,           100 Crescent            Chairman of the                                                                No
Trustee of CHTE,        Court, Suite 1700       Board of              50,429         2/14/01       (2)         (2)
member of the           Dallas, Texas           Rosewood
advisory board of       75201
CHTE, Chairman of
the Board of
Rosewood and
director of Financial
and Management

Ken D. Mindell,         100 Crescent            Senior vice           16,000         2/14/01       (2)         (2)             No
executive officer of    Court, Suite 1700       president of
Management              Dallas, Texas           Management
                        75201

(1) Each of the share amounts listed below represent less than 0.19% of the outstanding shares of Common Stock. Each person listed below has sole voting power of the shares identified for such person.
(2)    Acquired as Merger Shares.

-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                       Page 13 of 14 Pages
-----------------------------                            -----------------------



(3) Received as a result of the merger of Old Alamosa and Alamosa in exchange for an employee stock option to acquire 28,000 shares of Old Alamosa for $17.00 per share.
(4)    These persons directly own no shares of Common Stock.

-----------------------------                            -----------------------
CUSIP No.-011589 10 8                                       Page 14 of 14 Pages
-----------------------------                            -----------------------




EXHIBIT 1

                             JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Alamosa Holdings, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 12th day of April, 2001.



                                  CAROLINE HUNT TRUST ESTATE

                                  By:    /s/ DON W. CRISP
                                        ----------------------------------------
                                        Don W. Crisp, Trustee

                                  THE ROSEWOOD CORPORATION

                                  By:    /s/ C. JEDSON NAU
                                        ----------------------------------------
                                        C. Jedson Nau, Senior Vice President

                                  ROSEWOOD FINANCIAL, INC.

                                  By:    /s/ C. JEDSON NAU
                                        ----------------------------------------
                                        C. Jedson Nau, Senior Vice President

                                  FORTRESS VENTURE CAPITAL II, L.P.

                                  By:    ROSEWOOD MANAGEMENT
                                         CORPORATION, its General Partner

                                  By:    /s/ C. JEDSON NAU
                                        ----------------------------------------
                                        C. Jedson Nau, Senior Vice
                                        President

                                  ROSEWOOD MANAGEMENT
                                  CORPORATION

                                  By:    /s/ C. JEDSON NAU
                                        ----------------------------------------
                                        C. Jedson Nau, Senior Vice President